UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

COMMISSION FILE NO. 1-34242

DNB FIRST 401(k) RETIREMENT PLAN

4 Brandywine Avenue
Downingtown, Pennsylvania 19335
(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

DNB FINANCIAL CORPORATION
4 Brandywine Avenue
Downingtown, Pennsylvania 19335
(Name of issuer of the securities
held pursuant to the Plan and the
address of its principal executive office)

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Table of Contents

Item 1 and 2. Financial Statements
Page

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-12

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13

Exhibit

Consent of Fischer Cunnane & Associates Ltd, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Participants and Administrators
  of the DNB First 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the DNB First 401(k) Retirement Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

June 24, 2014
West Chester, Pennsylvania

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	December 31
	2013	2012
Assets:

Investments, at fair value:
Mutual funds	$2,111,770	$1,510,800
Collective investment funds	3,344,776	3,127,102
Money market funds	361	229
Common Stock	2,756,970	1,948,040
	8,213,877	6,586,171

Receivables:
Employer's contribution	60,582	57,643

Total Assets	$8,274,459	$6,643,814

Liabilities:

Accrued expenses	$6,047	$3,993

Total Liabilities	6,047	3,993

Net assets available for benefits at fair value	8,268,412	6,639,821

Adjustment from fair value to contract value for
fully benefit responsive investment contract	(2,619)	(8,160)

Net Assets Available for Benefits	$8,265,793	$6,631,661

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Statements of Changes in Net Assets Available for Benefits
December 31, 2013 and 2012

	Year Ended December 31
	2013	2012
Additions:

Investment Income:
Net appreciation in fair value of instruments	$1,349,799	$1,018,320
Dividends, interest and other	105,492	89,399
	1,455,291	1,107,719

Contributions:
Participants'	547,173	481,502
Employer's	232,942	220,606
Rollovers	50,848	237,929
	830,963	940,037
Total Additions	2,286,254	2,047,756

Deductions:

Deductions from net assets attributed to:
Benefits paid to participants	612,680	359,241
Investment expenses	39,442	30,782
Total Deductions	652,122	390,023

Net Increase	1,634,132	1,657,733

Net Assets Available for Benefits
Beginning of year	6,631,661	4,973,928
End of Year	$8,265,793	$6,631,661

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General.  The Plan is a defined contribution plan, which covers employees of DNB First, a wholly owned subsidiary of DNB Financial Corporation (the “Company”).  Those employees eligible to participate in the Plan become eligible for the Plan immediately when employment begins.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions.  Each year, participants may contribute an amount up to 100% of pre-tax annual compensation.  For 2013 and 2012 this was limited to $17,500 and $17,000, excluding rollover contributions and catch-up contributions, respectively, as defined by the IRS.  Plan provisions provide for an automatic elective deferral contribution feature.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company may, at its discretion, match contributions each year.  In 2013 and 2012, the Company did not make any matching contributions. The Plan also allows the Company to make additional discretionary contributions and qualified non-elective contributions. No additional discretionary contributions were made for 2013 and 2012.  Qualified non-elective contributions (“QNEC”) for 2013 and 2012 were $232,942 and $220,606, respectively.  Participants are not required to be an active participant at the end of the Plan year to be included in the qualified non-elective contributions.  All qualified non-elective contributions were invested in Company stock.

Vesting. Participants are 100% vested immediately in employee and employer matching contributions and qualified non-elective contributions plus actual earnings thereon. Participants are 100% vested in additional discretionary contributions made by the Company after three years of vested service.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses and Plan losses.  Allocation of expenses are based on participant earnings or account balances, as defined.

Participant Loans. The Plan does not allow Participants to borrow from their fund accounts.

Plan Termination.  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Payment of Benefits. In general, amounts held in the participant’s account are not distributable until the participant terminates employment, reaches age 59-1/2, dies or becomes permanently disabled.  At that time, the participant may receive a lump-sum amount equal to the vested value of his or her account.  Participants may also withdraw funds in certain situations.

As of December 31, 2013 and 2012, $1,175,525 and $1,298,867, respectively, of the Plan's assets were allocated to the accounts of persons who have terminated employment with the Company, but have not been paid.

Forfeited Accounts.  Forfeited accounts can be used to reduce employer contributions, used to pay plan expenses or allocated among participant accounts at the discretion of the Company.  During 2013, forfeited accounts of $204 were used to pay plan expenses. During 2012, forfeited funds of $512 and $456, respectively, were used to reduce the QNEC and pay plan expenses. There was $1,735 and $1,468 of forfeited accounts available for use at December 31, 2013 and 2012, respectively.

Administrative Expenses.  Each participant's account is charged with an allocation of certain administrative expenses.  Allocations of expenses are based on participant earnings or account balances, as defined.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation.  The financial statements of the DNB First 401(k) Retirement Plan have been prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates.  The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition.  The Plan’s investments are stated at fair value (see Note 8), with the exception of the Morely Stable Value Fund, which is discussed separately below.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Collective Investment Funds.  On August 2, 2012, Plan management signed a participation agreement with TD Ameritrade Trust Company and began investing in several collective investment funds.  These funds invest primarily in exchange traded funds (ETFs).  Also on August 2, 2012, Plan management signed a participation agreement with Union Bond and Trust Company (“UBTC”) and began investing in the Morley Stable Value Fund, a collective investment fund.  The Morley Stable Value Fund invests in investment contracts issued by insurance companies and other institutions.

The Plan’s investment in the Morley Stable Value Fund is included in the statement of net assets available for benefits at fair value, along with a corresponding adjustment to reflect fully benefit responsive contracts at contract value.  Contract value represents contributions made to the Morley Stable Value Fund, plus earnings, less participant withdrawals and administrative expenses.  Contract value is reported to the Plan by UBTC, through an independent pricing service approved by the Trustee.   The statement of changes in net assets available for plan benefits is prepared on a contract value basis.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

The crediting interest rate for the Morley Stable Value fund was 1.386% and 1.653% for the years ended December 31, 2013 and 2012, respectively.

Payments of Benefits.  Benefits are recorded when paid.

NOTE 3 – EXEMPT PARTY IN INTEREST AND RELATED PARTY TRANSACTIONS

Schwab Trust is the Trustee for all Plan investments except for the collective investment funds. TD Ameritrade Trust Company (“TD Ameritrade”) is the Trustee for these funds. Newport Group Retirement Plan Services (“Newport”) is the Plan’s administrator and record-keeper. The Plan’s investments include eighteen mutual and money market funds, seven collective investment funds, and DNB Financial Corporation’s common stock. Newport, Schwab Trust and its affiliates, and TD Ameritrade are parties-in-interest to the Plan. DNB Financial Corporation is also a party-in-interest to the Plan.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 4 – NON EXEMPT PARTY IN INTEREST TRANSACTIONS

For the Plan year 2011, the Company had not remitted $1,917 of participant contributions to the Trustee in a timely manner based on when the participant contributions were withheld from participant paychecks as required under Department of Labor Regulation 2510.3-102.  During 2012, the Company, for the transaction relating to 2011, filed form 5330 with the IRS and paid the excise tax and remitted to the Plan an amount representing the contributions and the earnings on those contributions had they been remitted on a timely basis. Such amounts are not material to the Plan’s financial statements.

NOTE 5 - TAX STATUS

The Plan is currently evidenced by a prototype document sponsored by Newport Group Retirement Plan Services. Newport Group Retirement Plan Services has received a determination letter dated March 31, 2008 from the Internal Revenue Service stating that the prototype document complies with Section 401(a) of the Internal Revenue Code.  The Plan is deemed to comply with Section 401(a) of the Internal Revenue Code based on the favorable letter issued to Newport Group Retirement Plan Services.  The Plan administrator and the Plan’s tax counsel believe that the Plan has been and is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken, or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 6 - INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets at December 31, 2013 and 2012 are as follows:

	December 31
	2013	2012
TD Ameritrade Strat Alloc Growth	$1,200,698	$1,075,099
TD Ameritrade Strat Agg Growth	542,977	425,429
TD Ameritrade Strat Alloc Balanced	867,171	894,731
Morley Capital Stable Value Fund CL3 (at contract value)	439,387	456,124
* DNB Financial Corporation Common Stock, $1 par value	2,756,970	1,948,040

*Represents party-in-interest transactions.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 6 - INVESTMENTS - continued

During 2013 and 2012, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $1,455,291 and $1,107,719, respectively.  The net appreciation in fair value excluding dividends, interest and other is as follows:

	December 31
	2013	2012
Mutual Funds	$277,455	$351,553
Collective Investment Funds	395,328	71,167
Employer Securities	677,016	595,600

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 7 – ADMINISTRATIVE EXPENSES

The Company may pay certain administrative expenses and consulting expenses of the Plan.  All investment and related expenses are paid from the net assets of the Plan.  Administrative and consulting expenses of $39,442 and $30,782 were incurred to parties-in-interest during 2013 and 2012, respectively. Certain expenses are paid through revenue sharing, rather than a direct payment. Such amounts are not material to the Plan’s financial statements.

NOTE 8 – FAIR VALUE MEASUREMENTS

The Plan follows ASC 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•
Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 8 – FAIR VALUE MEASUREMENTS - continued

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2013.

•	Mutual funds and money market funds: Valued at the net asset value of shares held by the Plan at year end, based on observable market quotations.

•
Company stock: The fair values of these securities are based on observable market quotations and are valued at the closing price reported on the active market on which the individual securities are traded.

•
Collective investment funds: The collective investment funds invested with TD Ameritrade Trust Company are valued based on the net asset value of their respective underlying investments.  The Morley Stable Value Fund is valued based on the audited financial statements of the fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2013
	Total	(Level 1)	(Level 2)	(Level 3)

Collective Investment Funds:
Stable value	$442,006	$—	$442,006	$—
Aggressive allocation portfolio	1,743,675	—	1,743,675	—
Moderate allocation portfolio	990,170	—	990,170	—
Conservative allocation portfolio	168,925	—	168,925	—
Mutual funds:
Bond	314,193	314,193	—	—
Global bond	89,018	89,018	—	—
Global real estate portfolio	60,762	60,762	—	—
International equity portfolio	311,292	311,292	—	—
US large cap equity portfolio	630,257	630,257	—	—
US mid cap equity portfolio	487,221	487,221	—	—
US small cap equity portfolio	219,027	219,027	—	—
Money market	361	361	—	—
Company stock	2,756,970	2,756,970	—	—

Total investments	$8,213,877	$4,869,101	$3,344,776	$—

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 8 – FAIR VALUE MEASUREMENTS - continued

	Assets at Fair Value as of December 31, 2012

	Total	(Level 1)	(Level 2)	(Level 3)

Collective Investment Funds:
Stable value	$464,284	$—	$464,284	$—
Aggressive allocation portfolio	1,500,528	—	1,500,528	—
Moderate allocation portfolio	994,174	—	994,174	—
Conservative allocation portfolio	168,116	—	168,116	—
Mutual funds:
Bond	345,891	345,891	—	—
Global bond	89,446	89,446	—	—
Global real estate portfolio	37,243	37,243	—	—
International equity portfolio	211,391	211,391	—	—
US large cap equity portfolio	408,398	408,398	—	—
US mid cap equity portfolio	305,510	305,510	—	—
US small cap equity portfolio	112,921	112,921	—	—
Money market	229	229	—	—
Company stock	1,948,040	1,948,040	—	—

Total investments	$6,586,171	$3,459,069	$3,127,102	$—

The following table summarizes investments measured at fair value based on net asset value per share at December 31, 2013 and 2012, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
December 31, 2013 TD Ameritrade Collective Investment Funds –Strategic Allocation Funds	2,902,770	N/A	Daily	30 days
Morley Capital Stable Value Fund	442,006	N/A	Daily	30 days

December 31, 2012 TD Ameritrade Collective Investment Funds – Strategic Allocation Funds	2,662,818	N/A	Daily	30 days
Morley Capital Stable Value Fund	464,284	N/A	Daily	30 days

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 9 – RECONCILIATION TO FORM 5500

The following is a reconciliation of the Financial Statements to Form 5500 for the years ended December 31:

	2013	2012
Net Assets Available for Benefits - per the Financial Statements	$8,265,793	$6,631,661
Less: Employer's Contribution Receivable	(60,582)	(57,643)
Plus: Accrued Expenses	6,047	3,993
Plus: Adjustment from contract value to fair value for fully benefit-responsive investment	2,619	8,160
Net Assets Available for Benefits - per the Form 5500	$8,213,877	$6,586,171

Total Additions to Net Assets - per the Financial Statements	$2,286,254	$2,047,756
Less: Change in Employer Contribution Receivable	(2,939)	(2,398)
Adjustment: Change in contract value to fair value for fully benefit-responsive investment	(5,541)	8,160
Total Income - per Form 5500	$2,277,774	$2,053,518

Total Deductions to Net Assets - per the Financial Statements	$652,122	390,023
Adjustment: Change in Accrued Expenses	(2,054)	(95)
Total Expenses - per Form 5500	$650,068	$389,928

NOTE 10 – SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 24, 2014, the date the financial statements were issued, and no additional disclosures were required.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Schedule H, Line 4i - Assets (Held at End of Year)

EIN: 23-0534545		As of December 31, 2013
Plan number: 002
	Identity of Issuer	Description of Investment	Current Value
		Registered Investment Company
	American Beacon Advisors	American Beacon Large Cap Value	$ 190,692
		Registered Investment Company
	American Funds	American Europacific Growth Fund R5	132,429
		Registered Investment Company
	American Funds	Capital World Bond Fund CL R5	89,018
		Registered Investment Company
	Columbia	Columbia Acorn FD CL Z	93,305
		Registered Investment Company
	Columbia	Columbia Small Cap Growth I CL Z	82,982
		Registered Investment Company
	Columbia	Columbia Small Cap Value II	61,989
		Registered Investment Company
	Delaware Investments	Delaware Emerging Markets	122,053
		Employer Security
*	DNB Financial Corporation	DNB Financial Corporation Common Stock	2,756,970
		Registered Investment Company
	Harding Loevner Funds, Inc	Harding Loevner Global Eq Adv	22,059
		Registered Investment Company
	JP Morgan	JP Morgan Mid Cap Value	211,198
		Registered Investment Company
	MFS	MFS Growth R4	193,611
		Collective Investment Fund
	Morley Capital	Morley Capital Stable Value Fund CL 3	442,006
		Registered Investment Company
	Pacific Investment Management Company LLC	Pimco Total Return D	255,630
		Registered Investment Company
	Russell Investment Co.	Russell GBL Real Estate Securities Fund	60,762
		Collective Investment Fund
*	TD Ameritrade	TD Ameritrade Strat Alloc Growth	1,200,698
*		Collective Investment Fund
	TD Ameritrade	TD Ameritrade Strat Alloc Cap Presrv	168,925
*		Collective Investment Fund
	TD Ameritrade	TD Ameritrade Strat Alloc Inc & Growth	122,581
		Collective Investment Fund
*	TD Ameritrade	TD Ameritrade Strat Agg Growth	542,977
		Collective Investment Fund
*	TD Ameritrade	TD Ameritrade Strat Alloc Balanced	867,171
		Collective Investment Fund
*	TD Ameritrade	TD Ameritrade Mod Grth	418
		Registered Investment Company
*	Charles Schwab and Co., Inc.	Stock Liquidity Fund	361
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard 500 Index Fund	245,954
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Mid Cap Index	182,718
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Small Cap Index	74,056
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Total International Stock Index	34,751
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Total Bond Market Index	50,153
		Registered Investment Company
	Principal Funds, Inc.	Principal High Yield Bonds	8,410
* Represents party-in-interest transactions.

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, DNB First, National Association, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DNB First 401(k) Retirement Plan

	By:	/s/ Gerald F. Sopp
Gerald F. Sopp
Chief Financial Officer and Executive
Vice President
DNB First, National Association

	By:	/s/ Bruce E. Moroney
Bruce E. Moroney
Chief Accounting Officer and Executive Vice President
DNB First, National Association

June 25, 2014

Index to Exhibits

Exhibit No. Under Item
601 of Regulation S-K	Description of Exhibit and Filing Information
23	Consent of Independent Registered Public Accounting Firm